UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the transition period from                      to

Commission File Number 001-12209

A.	Full title of the plan and address of the plan, if different from the issuer named below

RANGE RESOURCES CORPORATION

401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principle executive office

Range Resources Corporation

100 Throckmorton, Suite 1200

Fort Worth, Texas, 76012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the

Range Resources Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Range Resources Corporation 401(k) Plan as of December 31, 2012 and 2011 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Range Resources Corporation 401(k) Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas

June 20, 2013

RANGE RESOURCES CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual funds	$48,237,699	$38,790,640
Common collective trust	—	8,434,953
Self-directed brokerage	—	419,457
Range Resources Corporation common stock	33,526,592	37,156,394
Cash equivalents pending transfer to common stock	—	215,432

Total investments at fair value	81,764,291	85,016,876

Employee receivable	—	152,921
Employer receivable	—	131,292
Notes receivable from participants	1,137,433	1,156,260
Cash	11,308,458	—

Total assets	94,210,182	86,457,349

Liabilities
Liability for excess contributions	—	11,921

Net assets available for benefits at fair value	94,210,182	86,445,428
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contract	—	(278,305)

Net assets available for benefits	$94,210,182	$86,167,123

See accompanying notes to financial statements.

RANGE RESOURCES CORPORATION 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2012	2011
Additions to net assets
Investment income:
Net realized and unrealized gains on investments	$5,033,202	$8,557,703
Interest and dividends	1,746,044	1,643,158

Total investment income	6,779,246	10,200,860

Contributions:
Participants	5,999,923	4,947,474
Employer match	4,008,787	3,305,012
Rollover and other	600,137	394,252

Total contributions	10,608,847	8,646,738

Total additions to net assets	17,388,093	18,847,598

Deductions from net assets
Benefits paid to participants	(9,345,034)	(5,475,153)

Total deductions from net assets	(9,345,034)	(5,475,153)

Net increase in net assets available for benefits	8,043,059	13,372,445
Net assets available for benefits at beginning of year	86,167,123	72,794,678

Net assets available for benefits at end of year	$94,210,182	$86,167,123

See accompanying notes to financial statements.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

A. Description of the Plan

Plan Description

The following description of the Range Resources Corporation 401(k) Plan (the “Plan”) provides only general information. The Plan is sponsored by Range Resources Corporation (the “Company” or “Plan Sponsor”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established effective January 1, 1989 as a defined contribution plan covering employees of the Company who are eighteen years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The purpose of the Plan is to encourage employees to save and invest, systematically, a portion of their current compensation in order that they may have a source of additional income upon their retirement, or for their family in the event of death.

Contributions

Participants may contribute up to 75% of their pre-tax annual compensation, as defined by the Plan. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the “Code”) as defined in the Plan agreement. The Plan allows for two types of elective deferrals. A participant may elect a pre-tax deferral of up to 75% of pre-tax compensation or a participant may make a Roth salary deferral which is an after-tax contribution.

The Company has an automatic enrollment feature under the Plan after a participant meets a 60-day service requirement. Those employees that do not make an affirmative election to not contribute to the Plan are automatically enrolled in the Plan with contributions equal to 3% of pre-tax annual compensation. If those employees added to the Plan under the automatic enrollment feature do not change their deferral, the deferral will increase 1% on each anniversary date up to a maximum of 6%.

Employees who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year, are eligible for catch-up contributions in accordance with and subject to the limitations imposed by the Code.

Participants must be employed on the last day of the Plan year, and complete 1,000 hours of service during the Plan year to be eligible to receive profit sharing contributions. Each year the Board of Directors may determine the percentage of employee salaries that the Company will contribute as a profit sharing contribution. This contribution is discretionary and the Company did not make any profit sharing contributions in either 2012 or 2011.

At the discretion of the Board of Directors, the Company may elect to contribute a matching contribution based on the amounts of salary deferrals of the participants. The Board did not elect any matching contributions in 2012 or 2011.

Beginning January 1, 2008, the Company began a Qualified Automatic Safe Harbor Matching Contribution (“QASH”) in the amount of 100% of the first 6% of deferred compensation. QASH contributions were approximately $4,008,000 and $3,305,000 during 2012 and 2011, respectively.

A. Description of the Plan - continued

Participant Accounts

Each participant’s account is credited with the participant’s elective contributions, employer contribution(s), and earnings thereon. Allocations are based on participant earnings as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Effective January 1, 2013, T. Rowe Price services became the Plan’s trustee and custodian. The Plan Trustee and Custodian was DWS Trust Company (“DWS”) for the 2012 and 2011 Plan years. On approximately December 31, 2012 certain existing investments, including those in the common collective trust, self-directed brokerage account, and certain mutual funds were liquidated and placed into a cash account in preparation for the change in custodian.

Vesting

Participants are immediately fully vested in their elective contributions plus actual earnings thereon. Effective January 1, 2008 vesting in the Company QASH contributions portion of their accounts plus actual earnings thereon is as follows:

Years of Service	Vested Percentage
Less than One (1) year	0%
One (1) year	50%
Two (2) years	50%

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or, in the case of a loan to acquire or construct the primary residence of a participant, a period not to exceed a repayment period used by commercial lenders for similar loans. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 2.00%, as defined by the Participant Loan Program. Interest rates for current outstanding loans ranged from 5.25% to 10.25%. Principal and interest are paid ratably through payroll deductions.

Benefit Payments

Participants withdrawing during the year for reasons of service or disability, retirement, death, or termination are entitled to their vested account balance. Benefits are distributed in the form of rollovers, lump sum distributions, installment payments, or through the purchase of an annuity contract. If withdrawing participants are not entitled to their entire account balance, the amounts not received are forfeited. See additional discussion below.

A participant may receive a hardship distribution from salary deferrals if the distribution is: (1) on account of uninsured medical expenses incurred by the participant, their spouse or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence; (5) on account of funeral or burial expenses relating to the death of the participant’s deceased parent, spouse, child or dependant; or (6) on account of casualty expenses to repair damage to the participant’s principal residence.

Forfeitures

All forfeitures are used to fund Plan expenses such as recordkeeping fees and consulting fees paid in connection with the audit of the Plan.

A. Description of the Plan - continued

Recently Issued Accounting Pronouncements

There are no recently issued accounting pronouncements which will impact the Plan.

B. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in the mutual funds and Range Resources Corporation common stock and there are no redemption restrictions on these investments. The self-directed brokerage investments are valued based on the year-end net asset value of the mutual fund shares. The Plan’s interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the common collective trust at year-end. These investments are subject to market or credit risks customarily associated with equity investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized gains or losses from security transactions are reported on the average historical cost method.

Unrealized appreciation or depreciation of investments represents the increase or decrease in market value during the year.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. The fair value of the investment in the common collective trust is presented in the Statement of Net Assets Available for Benefits as well as the adjustment of the investment in the common collective trust from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. As of December 31, 2012, the Plan no longer invested in the common collective trust.

Contributions

Contributions from participants and the Company are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.

Payment of Benefits

Benefits are recorded when paid.

B. Summary of Significant Accounting Policies - continued

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan. Administrative costs of the Plan are paid by the Company and are not reflected in the accompanying financial statements.

Notes Receivable From Participants

Notes receivable from participants are valued at the unpaid principal balance plus any accrued but unpaid interest.

C. Investments

Participants may direct their 401(k) salary deferrals and employer contributions to be invested into any of the investment options offered by the Plan as well as the Range Resources Corporation common stock. Beginning in 2010, a self-directed brokerage account was added where monies are invested in mutual funds and investment decisions are directed by employees. Employees are limited to a maximum investment in the self-directed brokerage account of 50% of their 401k investment balance.

The following table presents the individual investments that exceeded 5% of the Plan’s net assets available for benefits at December 31:

Description	2012
Range Resources Corporation common stock	$33,526,592
Mainstay Large Cap Growth Fund I	6,784,234
Blackrock Equity Dividend Institutional	4,366,739

Description	2011
Range Resources Corporation common stock	$37,156,394
Putnam Stable Fund 50	8,434,953
Mainstay Large Cap Growth Fund I	5,916,673

Common stock of the Company represented approximately 36% of net assets available for benefits at December 31, 2012 compared to 43% of net assets available for benefits at December 31, 2011.

During 2012 and 2011, the composition of the Plan’s net realized and unrealized gains and (losses) on investments was as follows:

	2012	2011
Mutual funds	$4,187,063	$(2,201,760)
Range Resources Corporation common stock	846,139	10,759,463

	$5,033,202	$8,557,703

D. Tax Status

The Company has adopted an ADP Retirement Services prototype plan which has been approved by the Internal Revenue Service for use by employers as a qualified plan. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2009.

E. Forfeitures

At December 31, 2012 the balance in the forfeiture account approximated $15,000 and approximated $151,000 at December 31, 2011. Forfeitures utilized to pay plan expenses approximated $65,000 and $27,000 for 2012 and 2011 Plan years.

F. Transactions with Parties-in-Interest

Participants have the option to invest their salary deferrals into the Company’s common stock. In addition, the Plan invests in shares of mutual funds managed by DWS. DWS acts as trustee for these investments as defined by the Plan. Transactions in such investments qualify as parties-in-interest transactions, which are exempt from the prohibited transaction rules.

G. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, participants would become fully vested and the net assets of the Plan would be distributed among the participants in accordance with ERISA.

H. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2012 and 2011, per the financial statements to the Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$94,210,182	$86,167,123
Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive investment contract	—	278,305

Net assets available for benefits per the Form 5500	$94,210,182	$86,445,428

H. Reconciliation of Financial Statements to Form 5500 - continued

The following is a reconciliation of the net increase in net assets available for benefits for the years ended December 31, 2012 and 2011, per the financial statements to the Form 5500:

	2012	2011
Net increase in net assets available for benefits per the financial statements	$8,043,059	$13,372,445
Change in adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive investment contract	(278,305)	90,927

Net increase in net assets available for benefits per the Form 5500	$7,764,754	$13,463,372

The reconciling items noted above are due to the difference in the method of accounting used in preparing the Form 5500 as compared to the Plan’s financial statements.

I. Fair Value Measurements

In accordance with Generally Accepted Accounting Principles in the United States of America, fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are classified into two categories, observable inputs and unobservable inputs. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect a company’s own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. These two types of inputs are further prioritized into the following fair value input hierarchy:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the reporting date.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Where observable inputs are available, directly or indirectly, for substantially the full term of the asset or liability, the instrument is categorized in Level 2.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

I. Fair Value Measurements -continued

The Plan uses a market approach for fair value measurements and endeavors to use the best information available. Accordingly, valuation techniques that maximize the use of observable inputs are favored. The following tables present the fair value hierarchy table for assets and liabilities measured at fair value, on a recurring basis:

		Fair Value Measurements at December 31, 2012 Using
	Total Carrying Value as of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
Income funds	$6,844,394	$6,844,394	$—	$—
Growth and income funds	11,295,960	11,295,960	—	—
Growth funds	17,345,494	17,345,494	—	—
Aggressive growth funds	12,751,851	12,751,851	—	—

Total mutual funds	48,237,699	48,237,699	—	—

Range Resources common stock	33,526,592	33,526,592	—	—

Total investment at fair value	$81,764,291	$81,764,291	$—	$—

		Fair Value Measurements at December 31, 2011 Using
	Total Carrying Value as of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
Income funds	$5,496,042	$5,496,042	$—	$—
Growth and income funds	7,381,312	7,381,312	—	—
Growth funds	15,711,972	15,711,972	—	—
Aggressive growth funds	10,201,314	10,201,314	—	—

Total mutual funds	38,790,640	38,790,640	—	—

Range Resources common stock	37,156,394	37,156,394	—	—
Common collective trust	8,434,953	—	8,434,953	—
Self-directed brokerage	419,457	419,457
Cash equivalents	215,432	215,432	—	—

Total investment at fair value	$85,016,876	$76,581,923	$8,434,953	$—

I. Fair Value Measurements - continued

These items are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy. Mutual funds in Level 1 are measured at fair value with a market approach using net asset values of the shares held by the Plan at year-end. Range Resources Corporation common stock in Level 1 is exchange traded and measured at fair value with a market approach using the closing price. The common collective trust in Level 2 is measured based on information reported by the investment advisor using the audited financial statements of the trust for the Plan’s year-end. Self-directed brokerage in Level 1 is measured at fair value with a market approach using net asset values of the mutual fund shares held by the Plan at year-end.

J. Subsequent events

Effective January 1, 2013, T. Rowe Price services became the Plan’s trustee and custodian, and the Plan’s assets were transferred effective January 2, 2013. In connection with the change in the trustee and custodian, the Plan adopted a new prototype plan effective January 1, 2013. The key changes included a change in auto enrollment from 3% to 6% of pre-tax annual compensation, the automatic enrollment increase from a maximum of 6% to 10%, and the addition of the annual bonus to 401(k) eligible wages.

SUPPLEMENTAL SCHEDULE

RANGE RESOURCES CORPORATION 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

EIN: 34-1312571

Plan: 002

(a)	(b) Identity of Isuue, Borrower or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost Value	(e) Current Value
*	Range Resources Corporation	Common Stock	**	$33,526,592
	Mainstay	Large Cap Growth Fund I	**	6,784,234
	Blackrock	Equity Dividend Institutional	**	4,366,739
	Pimco	Total Return Fund - Institutional	**	4,067,239
	Oppenheimer	Global Fund - Y	**	3,587,554
	Allianz	NFJ Small-Cap Value Fund - Institutional	**	3,230,575
	Blackrock	U. S. Opportunities Port - Institutional	**	2,743,324
*	DWS	Equity 500 Index Fund - Institutional	**	2,993,074
	T. Rowe Price	Retirement 2030 Fund	**	3,494,867
	Blackrock	Global Allocation Fund - Institutional	**	2,240,760
	Pimco	Real Return Fund - Institutional	**	2,011,716
	Harbor	International Fund - Institutional	**	1,940,195
	T. Rowe Price	Retirement 2015 Fund	**	1,680,950
*	DWS	RREFF Real Estate Securities - Institutional	**	1,502,978
	T. Rowe Price	Retirement 2020 Fund	**	1,558,562
	Alger	Small Cap Growth Institutional - I	**	1,401,936
	RS	Emerging Markets Fund - A	**	1,088,613
	Oppenheimer	International Bond Fund - Y	**	765,439
	T. Rowe Price	Retirement Income Fund	**	681,024
	Lord Abbett	Fundamental Equity Fund - I	**	458,123
	T. Rowe Price	Retirement 2040 Fund	**	782,328
	T. Rowe Price	Retirement 2050 Fund	**	857,469
*	Participant loans	5.25% - 10.25%; 1 - 5 years	-0-	1,137,433

				$82,901,724

*	A party-in-interest as defined by ERISA
**	Cost not necessary due to participant-directed investements

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

RANGE RESOURCES CORPORATION 401(k) PLAN

Date: June 20, 2013	/s/ Dori Ginn
Dori Ginn,
Principal Accounting Officer and Vice President Controller

Exhibit Index

NUMBER	Exhibit

23*	Consent of independent registered public accounting firm

99.1*	Certification of the December 31, 2012 Annual Report on Form 11-K, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Principal Executive Officer and Principal Financial Officer of the Plan.

*	included herewith